Filed by Peugeot S.A.
 Pursuant to Rule 425 under the Securities Act of 1933
 Subject Company: Peugeot S.A.

The following is a press release made by Peugeot S.A. on May 13, 2020.

PRESS RELEASE
Rueil-Malmaison and London, 13 May 2020

The board of directors of Fiat Chrysler Automobiles N.V. (“FCA”) (NYSE: FCAU / MTA: FCA) and the managing board of Peugeot S.A. (“Groupe PSA”) each today decided not to distribute an ordinary dividend in 2020 related to fiscal year 2019, in light of the impact from the current COVID-19 crisis.

FCA and Groupe PSA confirm that preparations for the 50/50 merger of their businesses announced in December 2019 are advancing well, including with respect to antitrust and other regulatory filings. Completion of the proposed combination is expected on schedule, before end of Q1 2021, subject to customary closing conditions.

For further information:

FCA	Groupe PSA
Tel.: +39 (011) 00 63088 Email: mediarelations@fcagroup.com www.fcagroup.com	Pierre Olivier Salmon: +33 6 76 86 45 48 pierreolivier.salmon@mpsa.com Karine Douet: +33 6 61 64 03 83 karine.douet@mpsa.com

About FCA

Fiat Chrysler Automobiles (FCA) is a global automaker that designs, engineers, manufactures and sells vehicles in a portfolio of exciting brands, including Abarth, Alfa Romeo, Chrysler, Dodge, Fiat, Fiat Professional, Jeep®, Lancia, Ram and Maserati. It also sells parts and services under the Mopar name and operates in the components and production systems sectors under the Comau and Teksid brands. FCA employs nearly 200,000 people around the globe. For more information regarding FCA, please visit www.fcagroup.com

About Groupe PSA

Groupe PSA designs unique automotive experiences and delivers mobility solutions to meet all customer expectations. The Group has five car brands, Peugeot, Citroën, DS, Opel and Vauxhall and provides a wide array of mobility and smart services under the Free2Move brand. Its ‘Push to Pass’ strategic plan represents a first step towards the achievement of the Group’s vision to be “a global carmaker with cutting-edge efficiency and a leading mobility provider sustaining lifetime customer relationships”. An early innovator in the field of autonomous and connected cars, Groupe PSA is also involved in financing activities through Banque PSA Finance and in automotive equipment via Faurecia..

Media library: medialibrary.groupe-psa.com /   @GroupePSA_EN

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The following are excerpts from Peugeot S.A.’s 2019 Universal Registration document, published on April 22, 2020.

“Changes in 2020

Subsequent to the announcement of the potential merger between Groupe PSA and FCA the Board, meeting on 25 February 2020, set up an ad hoc committee with immediate effect dedicated to monitoring the negotiation process between the two groups. The Committee met for the first time on 7 March 2020.

The ad hoc Committee monitoring the merger between Groupe PSA and FCA

Composition As at 25 February 2020	Independence	Main tasks
Louis GALLOIS (Chairman)	√	At the request of the Supervisory Board, and with the agreement of the Chairman of the Executive Board:
Robert PEUGEOT		> monitor the negotiation process between Groupe PSA and FCA and the completion of the intermediary steps;
Anne GUERIN		> check that the performance objectives for the merger set at the Supervisory Board meeting of 25 February 2020 are completed
Gilles SCHNEPP	√
Catherine BRADLEY	√
YOU Zheng
Independence rate: 50%

The Committee will meet once a month until completion of the cross-border merger transaction, in the presence of Carlos TAVARES, Chairman of the Executive Committee, who is responsible for reporting to the Committee on the progress made by the negotiations for the merger between Groupe PSA and FCA.

The Supervisory Board requested that the ad hoc Committee consist of half of the independent members of the Board in order to ensure that the monitoring be carried out in the best interest of all shareholders, including minority shareholders, and of Groupe PSA.”

* * *

“Retention plan

The success of the planned merger of Groupe PSA and FCA will rely on the commitment of the Group’s key talents since most value creation from the operation will lie in the execution of the merger, and the synergies it makes possible.

The success of the operation is based on the Group’s ability to retain a number of its employees who are directly involved with the process, whereas they have skills that are highly sought after in an extremely competitive market and this type of merger naturally ultimately results in streamlining management teams.

Being aware of the need to retain the key talents necessary for the success of this project, at its meeting on 25 February 2020 the  Supervisory Board decided to propose the introduction of a principle of exceptional compensation in the 2020 compensation policy. This exceptional compensation would take the form of a retention plan for employees who are essential to the merger and the consolidation of the two groups.

Based on their experience of similar operations, the members of the Board consider that these retention plans are an effective and standard mechanism for limiting the risks of departure and ensuring this fundamental stage for Groupe PSA runs as smoothly as possible. The Supervisory Board considers that members of the Managing Board and certain key employees of Groupe PSA must be identified as essential to the success of the operation and the consolidation of the two groups. As such they would be beneficiaries of this plan.

The implementation of this retention plan would be subject to a condition of presence and performance conditions specific to the merger.

Compensation would only be paid in the event that the merger is finalised and under stringent pre-conditions set by the Supervisory Board, which has established an ad-hoc committee to oversee the merger.

The proposed plan is based on exceptional compensation amounting to a maximum of one year of fixed salary paid to Mr Carlos TAVARES and Mr Olivier BOURGES once the merger of the two groups has been successfully finalised and under conditions approved by the Board in the interests of Groupe PSA. Indeed, Mr Carlos TAVARES and Mr Olivier BOURGES are playing a leading role in finalising the project.

In the cases of Mr Michael LOHSCHELLER and Mr Maxime PICAT, this compensation would be paid in two equal tranches.

●	The first tranche would be paid once the merger of the two groups has been successfully finalised and under conditions set by the Board.
●
The second tranche would be paid one year after the finalization of the project, subject to the presence of the employees in the Group and evidence of compliance with pre-conditions, particularly the implementation of a plan confirming the announced synergy gains.

The inclusion of this exceptional compensation component in the compensation policy of the members of the Managing Board will be submitted for the approval of the Shareholders’ General Meeting on 25 June 2020.”

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“6.7 Statutory Auditors’ Report on Related Party Agreements”

3. With the companies of the DongFeng Motor Group (shareholder with more than 10% of the voting rights)

[...]

Re-purchase Agreement

The repurchase would be carried out by acquiring a block of shares off-market (under the existing PSA share repurchase program authorized by the Company’s Annual General Meeting of April 25, 2019 under the terms of its fourteenth resolution) at the highest closing price of the PSA share on Euronext Paris over a period of five trading days chosen by DMHK beginning between the date of signature of the repurchase agreement and the earliest of the following two dates: (i) 10 trading days prior to the completion of the Merger and (ii) 10 trading days prior to December 31, 2020. The repurchase price would not exceed the maximum price of € 30 per share authorized as part of PSA’s existing sharere-purchase programme.

PSA will cancel the shares purchased from DMHK.”

IMPORTANT NOTICE
By reading the following communication, you agree to be bound by the following limitations and qualifications:

This communication is for informational purposes only and is not intended to and does not constitute an offer or invitation to exchange or sell or solicitation of an offer to subscribe for or buy, or an invitation to exchange, purchase or subscribe for, any securities, any part of the business or assets described herein, or any other interests or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication should not be construed in any manner as a recommendation to any reader of this document.

This communication is not a prospectus, product disclosure statement or other offering document for the purposes of Regulation (EU) 2017/1129 of the European Parliament and of the Council of June 14th 2017.

An offer of securities in the United States pursuant to a business combination transaction will only be made, as may be required, through a prospectus which is part of an effective registration statement filed with the U.S. Securities and Exchange Commission (“SEC”).  Shareholders of Peugeot S.A. (“PSA”) and Fiat Chrysler Automobiles N.V. (“FCA”) who are U.S. persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the SEC because it will contain important information relating to the proposed transaction.  You may obtain copies of all documents filed with the SEC regarding the proposed transaction, documents incorporated by reference, and FCA’s SEC filings at the SEC’s website at http://www.sec.gov.  In addition, the effective registration statement will be made available for free to shareholders in the United States.

FORWARD-LOOKING STATEMENTS
This communication contains forward-looking statements. In particular, these forward-looking statements include statements regarding future financial performance and the expectations of FCA and PSA (the “Parties”) as to the achievement of certain targeted metrics at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Parties’ current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.

Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the impact of the COVID-19 pandemic, the ability of PSA and FCA and/or the combined group resulting from the proposed transaction (together with the Parties, the “Companies”) to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the Companies’ ability to expand certain of their brands globally; the Companies’ ability to offer innovative, attractive products; the Companies’ ability to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the intense level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the funding of the Parties’ defined benefit pension plans; the ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies; the ability to access funding to execute the Companies’ business plans and improve their businesses, financial condition and results of operations; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Companies’ vehicles; the Companies’ ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters; uncertainties as to whether the proposed business combination discussed in this document will be consummated or as to the timing thereof; the risk that the announcement of the proposed business combination may make it more difficult for the Parties to establish or maintain relationships with their employees, suppliers and other business partners or governmental entities; the risk that the businesses of the Parties will be adversely impacted during the pendency of the proposed business combination; risks related to the regulatory approvals necessary for the combination; the risk that the operations of PSA and FCA will not be integrated successfully and other risks and uncertainties.

Any forward-looking statements contained in this communication speak only as of the date of this document and the Parties disclaim any obligation to update or revise publicly forward-looking statements. Further information concerning the Parties and their businesses, including factors that could materially affect the Parties’ financial results, are included in FCA’s reports and filings with the SEC, the AFM and CONSOB and PSA’s filings with the AMF.